SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 2000,

                                       or

[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934

         For the transition period from ________ to _________.



                             Commission File Number
                                     1-9645



                SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 East Basse Road
                            San Antonio, Texas 78209
                            Telephone (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION

Financial Statements

         Independent Auditor's Report.........................................3

         Statement of Net Assets Available for Benefits.......................4

         Statement of Changes in Net Assets Available for Benefits............5

         Notes to Financial Statements........................................6

         Supplemental Schedule...............................................10



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           SFX ENTERTAINMENT PROFIT SHARING AND 401(k) PLAN

                           Date:   November 29, 2001


                           By: /s/ Randall T. Mays
                           -------------------------------------------------
                           Randall T. Mays
                           Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT


To the SFX Entertainment Profit Sharing and 401(k) Plan
San Antonio, Texas


We have audited the accompanying financial statement of the SFX Entertainment Profit Sharing and 401(k) Plan as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits. The financial statements of the SFX Entertainment Profit Sharing and 401(k) Plan as of December 31, 1999, were audited by other auditors whose report dated June 23, 2000, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedule are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the SFX Entertainment Profit Sharing and 401(k) Plan as of December 31, 2000, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 18, 2001



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


SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,  2000 AND 1999
--------------------------------------------------------------------------------------------------------------------

ASSETS                                                                          2000                   1999

INVESTMENTS                                                              $     17,866,227        $     11,879,852

RECEIVABLES:

Employer's contribution                                                           112,302                 216,881

Participants' contributions                                                       330,154                  77,557

Rollovers                                                                          64,948                       -
                                                                        ----------------------  --------------------


Total receivables                                                                 507,404                 294,438
                                                                        ----------------------  --------------------

TOTAL ASSETS                                                                   18,373,631              12,174,290


LIABILITIES


TOTAL LIABILITIES                                                                       -                      -
                                                                        ----------------------  --------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                   $     18,373,631        $     12,174,290
                                                                        ======================  ====================





--------------------------------------------------------------------------------------------------------------------
See notes to financial statements.



SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments                                                    $     (2,138,455)
Dividends and interest                                                                                    634,973
                                                                                                --------------------

                                                                                                       (1,503,482)

Contributions:
Employer                                                                                                1,834,994
Participants                                                                                            5,086,494
Rollovers                                                                                                 331,219
Transfer of plan assets                                                                                 3,094,177
                                                                                                --------------------

                                                                                                       10,346,884
                                                                                                --------------------

TOTAL ADDITIONS                                                                                         8,843,402

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                                                           2,587,609
Administrative expenses                                                                                    56,452
                                                                                                --------------------

TOTAL DEDUCTIONS                                                                                        2,644,061
                                                                                                --------------------

Net Increase                                                                                            6,199,341

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                                                                      12,174,290
                                                                                                --------------------

End of year                                                                                      $     18,373,631
                                                                                                ====================





--------------------------------------------------------------------------------------------------------------------
See notes to financial statements.

SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

The following description of the SFX Entertainment, Inc. (the Company and the Plan Sponsor) Profit Sharing and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan covering all eligible employees, as defined, of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In August 2000, SFX Entertainment, Inc. stock was purchased by Clear Channel Communications, Inc., a San Antonio based diversified media company.

Contributions -- Employer contributions to the Plan consist of matching contributions and elective contributions made annually at the discretion of the Plan Sponsor's Board of Directors. Employer contributions were $1,834,994 for the year ended December 31, 2000.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Participants who are inactive on the last day of the Plan year will not share in the non-elective employer contribution unless necessary to comply with Code
Section 410(b) coverage requirement.

Each year, participants may contribute up to 16 percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Employer matching contributions are invested in the stock fund. The Plan currently offers one stock fund and seven registered investment funds.

Participant Accounts -- Each participant's account is credited with the participant's contribution and allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures -- Participant forfeitures of non-vested contributions are used to reduce employer contributions to the Plan. For the plan year ended December 31, 2000, $36,734 of forfeitures was used to reduce employer contributions. There were no unallocated forfeitures at December 31, 2000.

Vesting -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after five years of credited service (or upon the death, disability, or retirement of the participant).

SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN (continued)

Participant Loans -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed interest rate determined by the Plan Sponsor.

Payment of Benefits -- On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, paid out in a deferred annuity or rolled over into another qualified plan or IRA. Hardship withdrawals are available to plan participants upon approval. As of December 31, 2000, approximately $33,000 of plan assets has been allocated to participants who have elected to withdraw from the Plan.

Effective June 1, 2001, terminated participants can only receive lump sum distributions.

2.       SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. The Plan's investments in common stock are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Payments of Benefits -- Benefits are recorded when paid.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       PLAN MERGERS

During 2000, the plans of various acquired companies were merged into the SFX Entertainment Profit Sharing and 401(k) Plan. The transferred net assets have been recognized in the accounts of the SFX Entertainment Profit Sharing and 401(k) Plan, at amounts previously carried in the accounts of the merged plans. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from January 1, 2000. A summary of the transferred net assets follows:

       Investments at fair value:
         Contemporary Group 401(k) Plan                         $    1,443,123
         Nederlander Cincinnati, LLC 401(k) Plan                       381,765
         The Network Magazine Group 401(k) Profit Sharing Plan         572,488
         Pavilion Partners 401(k) Plan                                 696,801
                                                                --------------

                                                                $    3,094,177
                                                                ==============

4.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:

                                                      2000             1999

Invesco Dynamics Fund                             $4,085,867        $3,886,690
American Century Equity Growth Fund                3,754,081         2,742,567
Schwab S&P 500 Investors Shares                    3,672,297         2,508,192
Clear Channel Communications, Inc.                 2,117,177         1,010,294
Schwab Instl. Advantage Money Fund                 1,524,099                -
Dodge & Cox Balanced Fund                            968,310                -
American Aadvantage Intl Equity Instl.               922,898

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,138,455 as follows:

         Registered investment funds          $   (1,533,734)
         Company stock - Clear Channel
           Communications, Inc. (unitized)          (604,721)
                                              --------------

                                              $   (2,138,455)
                                              ==============

5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $615,000 in professional fees related to the Plan for the year ended December 31, 2000.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 17, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.       ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes new accounting and reporting standards for derivative instruments. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS No. 133 for one year to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Plan has not entered into, and is not expected to enter into, any transactions involving derivative instruments or hedging activities. Therefore, management believes there would be no material effect to the Plan's financial statements as a result of implementation of this statement.

9.       SUBSEQUENT EVENTS

Effective January 1, 2001, the Plan added two additional registered investment funds as investment options, changed the vesting to a seven year schedule for new employees, and increased the amount a participant may contribute to a maximum of 20 percent of pre-tax compensation. Additionally, employer matching contributions are no longer required to be invested in the stock fund and instead follow the participants' direction of investments.

During 2001, several plans of various acquired companies were merged into the Plan.

                              SUPPLEMENTAL SCHEDULE


SFX ENTERTAINMENT PROFIT SHARING AND 401(K) PLAN

EMPLOYER IDENTIFICATION NUMBER:  13-3977880
PLAN NUMBER:  001
DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------

Schedule H, Line 4(I):  Schedule of Assets Held for Investment Purposes at End of Year

                                                    Description of investment
          Identify of issuer,                       including maturity date,
          borrower, lessor or                           rate of interest,                          Current
             similar party                      collateral, par or maturity value                   value
-----------------------------------------------------------------------------------------   ----------------------

   *              Schwab Instl                    Registered investment company              $    1,524,099
              Advantage Money Fund                      Stable value fund


                 Clear Channel                                                                    2,117,177
              Communications, Inc.                        Company stock


              American Aadvantage                 Registered investment company                     922,898
               Intl Equity Instl                       International fund


                American Century                  Registered investment company                   3,754,081
               Equity Growth Fund                       Growth stock fund


                  Dodge & Cox                     Registered investment company                     968,310
                 Balanced Fund                            Balanced fund


             Invesco Dynamics Fund                Registered investment company                   4,085,867
                                                     Aggressive growth stock


               PIMCO Total Return                 Registered investment company                     634,547
                Fund Instl Class                     Intermediate bond fund


   *             Schwab S&P 500                   Registered investment company                   3,672,297
                Investor Shares                         Equity index fund


             Loans to Participants               Various due dates with interest                    186,951
                                                  rates ranging from 7% - 10.5%
                                                                                         ----------------------

                                                                                         $       17,866,227
                                                                                         ======================



*       denotes party-in-interest

                                  EXHIBIT INDEX

99.1     Independent Auditors' Report - Hanke, Green & Stein
99.2     Independent Auditors' Report - Scott Gildea & Company, LLP